820457

QUARTERLY REPORT **BC FORM 51-901F** **Schedule A**

ISSUER DETAILS

For Quarter Ended:	January 31, 2002
Date of Report:	March 8, 2002
Name of Issuer:	**Inovision Solutions Inc.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	March 21, 2002
Director's Name:	Judy Pullman	Date signed:	March 21, 2002

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INOVISION SOLUTIONS INC.

Financial Statements

January 31, 2002

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

NOTICE TO READER

We have compiled the balance sheet of **Inovision Solutions Inc.** as at January 31, 2002 and the statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Ellis Foster

Vancouver, Canada
March 8, 2002

Chartered Accountants

INOVISION SOLUTIONS INC.

Balance Sheet
(Unaudited - See Notice to Reader)

	January 31 2002	October 31 2001
ASSETS		
Current		
Cash and cash equivalents	$ 74,636	$ 1,550
Loan receivable	100	100
	$ 74,736	$ 1,650
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 36,550	$ 33,264
Investors' deposits	78,000	-
Due to a director, non-interest bearing and unsecured	58,554	51,579
	173,104	84,843
SHARE CAPITAL AND DEFICIT		
Share capital (Note 2)	2,459,727	2,459,727
Deficit	(2,558,095)	(2,542,920)
	(98,368)	(83,193)
	$ 74,736	$ 1,650

Approved by the Directors:

"Daniel McGee"
Daniel McGee

"Judy Pullman"
Judy Pullman

INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended January 31 2002	Three months ended January 31 2001
Expenses		
Amortization	$ -	$ 704
Listing and transfer agent fees	2,182	1,651
Management fees	7,500	7,500
Office and miscellaneous	93	123
Professional fees	3,000	6,299
Rent	900	-
Travel and promotion	1,500	-
	15,175	16,277
Loss for the period	(15,175)	(16,277)
Deficit, beginning of period	(2,542,920)	(2,281,568)
Deficit, end of period	$ (2,558,095)	$ (2,297,845)
Loss per share, basic and diluted	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding - basic and diluted	1,008,368	995,868

INOVISION SOLUTIONS INC.

Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended January 31 2002	Three months ended January 31 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (15,175)	$ (16,277)
Adjustment for item not involving cash:		
- amortization	-	704
	(15,175)	(15,573)
Change in non-cash working capital item:		
- accounts payable and accrued liabilities	3,286	6,347
	(11,889)	(9,226)
Cash flows from financing activities		
Increase in amounts due to a director	6,975	8,100
Investors' deposits	78,000	-
	84,975	8,100
Increase (decrease) in cash and cash equivalents	73,086	(1,126)
Cash and cash equivalents beginning of period	1,550	1,288
Cash and cash equivalents end of period	$ 74,636	$ 162

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2001. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued: 1,008,368 common shares. There have been no changes during the period.

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at January 31, 2002:

Number of Options	Exercise Price Per Option	Expiry Date
53,750	$0.15	February 7, 2002

Each option entitles the holder to acquire one common share of the Company.

(e) Share purchase warrants outstanding as at January 31, 2002:

Number of Warrants	Exercise Price Per Warrant	Expiry Date
75,000	$0.40	July 28, 2002

Each share purchase warrant entitles the holder to acquire one common share of the Company.

3. Related Party Transactions

The Company incurred the following expenses to a director:

Management fees	$ 7,500
Rent	900
Travel and promotion	1,500
	$ 9,900

4. Subsequent Events

(a) Subsequent to January 31, 2002, the Company issued 1,925,000 common shares at $0.10 per share pursuant to a private placement.

(b) Subsequent to January 31, 2002, the Company granted a stock option to a director to purchase 145,000 common shares of the Company at $0.36 per share, exercisable up to February 20, 2007.

AMENDED AND RESTATED

QUARTERLY REPORT | **BC FORM 51-901F** | **Schedules B & C**

ISSUER DETAILS

For Year Ended For Quarter Ended:	October 31, 2001; and January 31, 2002
Date of Report:	April 12, 2002
Name of Issuer:	**Inovision Solutions Inc.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	April 12, 2002
Director's Name:	Judy Pullman	Date signed:	April 12, 2002

INOVISION SOLUTIONS INC.

SCHEDULE B: Quarterly Report Supplementary Information

Year Ended October 31, 2001 and Three Months Ended January 31, 2002

1. Analysis of expenses and deferred costs: see Schedule A

2. Related party transactions: see Schedule A

3. Summary of securities issued and options granted during the period:

   a) Securities issued: Nil

   b) Option granted: Nil

4. Summary of securities as at January 31, 2002:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued share capital: 1,008,368 common shares

   c) Options outstanding: 140,000 at exercise price of $0.36 each, expiring February 20, 2002

   d) Warrants outstanding: 75,000 at exercise price of $0.40 each, expiring July 28, 2002

   e) Number of shares held in escrow: 93,750 shares

5. Directors as at report date:

   Daniel McGee
   Edward Muir
   Judy Pullman

6. Officers as at report date:

   Daniel McGee : President
   Judy Pullman: Secretary

Schedule C - Management Discussion and Analysis

Quarterly and Year-End Report
Year Ended October 31, 2001 and Three Months Ended January 31, 2002

Description of Business

Since 1992, Inovision Technologies Inc. has been an investor in high technology proprietary projects none of which to date have given rise to any source of revenue. The Company remains a development-stage company that is continuing with a business plan which would involve investments in emerging technology for financial gain.

Discussion of Operations and Financial Condition

During the fiscal year ending 2001, Inovision entered a reactivation stage seeking new opportunities after its unsuccessful attempt to invest in Digital Doc Services (International) Inc. None of the quarters ending respectively January 31st, April 30th or July 31st, involved any level of activity as a result of which the Company would have incurred any level of deferred or expensed research or development costs or selling or marketing expenses. The same is true for the period ending January 31, 2002.

The first quarter was a quarter of inactivity. In the second quarter, the only activity participated in by the Company involved a review of a business opportunity presented to it by management of Citizen City Ventures.com Ltd., a private start-up company. The opportunity failed to materialize as the Company was unable to secure any level of financial interest to the proposed acquisition.

Commencing in the same period, the Company took steps to reorganize its affairs and received shareholders' approval to consolidate its share capital on a one for eight basis and rename the Company from Inovision Technologies Inc. to Inovision Solutions Inc.

During the quarter ending January 31, 2002, the Company incurred expenses in the amount of $15,175. Of that amount registrar and transfer agent fees increased approximately $500.00 and professional fees increased $3,299 when compared to expenses in the same quarter of the prior year. Those liabilities were fully paid and satisfied immediately following closing of the Company's financing on February 19, 2002.

In the quarter ending July 31st, 2001, the Company had presented to it an opportunity to participate by investment in the High Technology and Alternate Energy Industry. The opportunity is still under review.

As of the date of this Report, the Company has approximately $68,000 cash on hand and no liabilities. Inovision has now been restructured and refinanced as part of a corporate plan to be able to finance future investments.

Throughout the four quarters, the major portion of the expenses incurred by the Company involved administration and professional fees. The same is true for the quarter ending January 31, 2002.

Significant Expenditures

Professional fees decreased to $28,614 of which $18,578 were legal fees and $10,036 were audit and accounting fees. In the prior year, professional fees paid were $30,413. Extraordinary fees and expenses were paid in order to reorganize and consolidate the Company's share capital. Professional fees will rise or fall depending on extraordinary activities or demands as they arise based on the level of the Company's activity in pursuit of its business objectives. The professional fees doubled in the Fourth

Quarter as the Company's professionals elected to invoice the Company after their assignment to consolidate the Company's share capital was complete.

Significant expenditures in the quarter ending January 31, 2002 were strictly related to administration and professional fees and did not vary significantly from expenditures incurred in the same category in the prior year.

Related Party Transactions

A one-time expense for travel and promotion in the amount of $6,000 was paid to Daniel McGee, President of the Company as a reimbursement for travel expenses incurred in order for Mr. McGee to review the opportunities which involved the High Technology and Alternate Energy Industry. The travel expense involved site inspections of alternate energy installations in California, Nevada and Arizona.

For the year ending October 31st, 2001 Danny McGee received $30,000 for management fees. The arrangement with Mr. McGee continues to date with Mr. McGee receiving $2,500 per month for managing the affairs of the Company. In addition, while the company was being reorganized, management fees were accrued and daily expenses were paid by Danny McGee which as of the fiscal year-end gave rise to a debt due and owing to a director of the company in the amount of $51,579. Of this amount, $27,000 was shareholders' advances. The remainder was accrued management fees. After the share consolidation and refinancing of the Company, the liabilities due and payable to Mr. McGee were repaid. The $2,500 per month fee is based on an industry standard applied over many years to reporting issuers.

Liquidity and Solvency and Subsequent Events

In the period ending October 31st, 2001 the Company announced a private placement of 1,925,000 common shares at a price of $0.10 per share. The placement closed subsequent to October 31st, 2001.

Following the reorganization of the Company, the Company announced the grant of incentive stock options on 140,000 common shares at a price of $0.36 per share.

As of the end of October 31st, 2001, the Company had liabilities of $84,843 and as of January 31, 2002, the working capital deficiencies had increased to $98,368. The accrued working capital deficiencies was corrected and paid with the net proceeds derived from the private placement which closed on February 19, 2002.

At no time during the reporting period has the Company had any third party investor relations arrangements.

The lawsuit commenced against the Company by David Bradley remains outstanding.

Financings, Principal Purposes and Milestones

While the Company remains in a acquisition mode, no milestones have been established for future expenditures. Milestones will be established in the future following a subsequent financing should be the Company be successful in securing such financing.

Any acquisitions by the Company would be conditional upon the Company successfully raising further funds.

Subsequent to the reporting period, the Company retained the services of Jeff Ciahurski in connection with the exploitation of a possible investment in wind power technology. Until other arrangements have been made, Mr. Ciahurski will be paid on a fees-for-services basis.